Exhibit 99.1

Starfield Resources Inc.
Management's Discussion & Analysis
For the twelve and three months ended February 29, 2008

GENERAL

The following discussion and analysis of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the three and twelve months ended February 29, 2008, should be read in conjunction with the Company’s audited Financial Statements for  the year ended February 29, 2008 and for the year ended February 28, 2007.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this 2008 MD&A, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of Platinum, Palladium, Nickel, Cobalt, and Copper; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada; business opportunities that may be pursued by us; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties.    In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us.    Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this 2008 MD&A are qualified by these cautionary statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

All dollar values are in Canadian dollars unless otherwise indicated

DATE

This MD&A covers the twelve and three month periods ended February 29, 2008 and was prepared on April 24, 2008.

OVERALL PERFORMANCE

Introduction

Starfield is a resource company conducting advanced exploration and development on its 100%-owned 1,323,000-acre Ferguson Lake nickel-copper-platinum-palladium-cobalt (Ni-Cu-Pt-Pd-Co) property (the “Property”) located in Nunavut, Canada. The Company is rapidly transitioning from an advanced exploration stage to the early stage of development. On March 20, 2008 the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut. As a result, Starfield expects to continue to advance the project, with a view to the preparation of a definitive feasibility study over the next couple of years.

The Company strategy is focusing its efforts on exploring and developing the Ferguson Lake Property. As global demand increases for base metals and precious metals, potentially large deposits such as Ferguson Lake gain in strategic importance and economic viability.

After generating encouraging results during multi-phase exploration programs conducted over the past several years, the Company plans to continue its drilling program throughout calendar 2008, in order to further delineate its existing resource base. Using state of the art geophysical survey techniques, the Company is also pursuing regional exploration on much of its prospective surrounding mineral claims. The Company has a number of targets for follow-up work.

Key milestones over the past fiscal year

On March 27, 2007, the Company completed a $15.1 million (gross) financing (See the “Liquidity” section).

On April 23, 2007, Starfield announced it received approval from the Toronto Stock Exchange (“TSX”) to list its common shares on this senior exchange. The Company’s shares began trading on the TSX on April 24, 2007.

On May 31, 2007, the Company released a summary of its newly compiled National Instrument 43-101 2007 mineral resource for its Ferguson Lake property in Nunavut, Canada.

During the fall of 2007 the company completed a 19 hole drill program in the Main West Zone of Ferguson Lake. On March 13, 2008 the Company announced positive results of check assays and rhodium assays from this diamond drilling program.

On March 20, 2008 the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut.

Financial summary

As  of  February  29,  2008,  Starfield   had   $10,915   (2007:  $506)  in  cash.

All dollar values are in Canadian dollars unless otherwise indicated

The Company had working capital of $10,819 as of February 29, 2008 (2007: a deficiency of $1,913).

The Company’s financial instruments consist of cash, receivables and refundable deposits, accounts payable and accrued liabilities and capital lease obligations.  Unless otherwise noted, it is Management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. No cash or investments are held in commercial paper or asset based securities.

There were no acquisitions, dispositions, write-offs, abandonments or other similar transactions during the year ended February 29, 2008.

Priorities for the year ending February 28, 2009 (Fiscal 2009)

For fiscal 2009, the Company will focus its priorities as follows:

▪	Further explore the foot-wall high-grade Platinum Group Metals (“PGM”) zone to clearly define a resource. The Company expects to commence an additional 20,000 meter drill program in April 2008.
▪
Accelerate the metallurgical test work. This will include the contracting of a metallurgical test lab to continue flotation and test metallurgical work on the high grade PGM’s that were recently drilled;

▪	Maintain the camp and continue with permitting processes;
▪	Begin prospecting the remainder of the Ferguson Lake Property. Exploration funds would also be directed to the potential for diamonds and other precious metals,
▪	Continue to advance the project towards the preparation of a definitive feasibility study, and;
▪	Raise additional funding to support these projects.

Other information

Effective May 1, 2007, the Company’s main office was relocated to 130 Adelaide Street West, Suite 2210, Toronto, Ontario, M5H 3P5.  Its registered office remains at 625 Howe Street, Suite 420, Vancouver, British Columbia V6C 2T6.

The results of operations reflect the costs of property acquisitions, exploration expenses, costs incurred by the Company to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company.  General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue.  General and administrative costs are reduced by interest earned on bank accounts and short term investments. As at February 29, 2008, the Company has not recorded any revenues from its exploration projects.

RESULTS OF OPERATIONS

Exploration

Summary results of 43-101 report

On May 31, 2007, the Company released a summary of its newly compiled National Instrument 43-101 2007 mineral resource for its Ferguson Lake property in Nunavut, Canada.

All dollar values are in Canadian dollars unless otherwise indicated

The document shows an indicated mineral resource estimate for the property’s Main West Zone of 15.3 million tonnes grading 0.71% nickel, 1.04% copper, 0.08% cobalt, 1.64 grams per tonne palladium and 0.28 grams per tonne platinum. As stated earlier in this MD&A, the foregoing does not include the potential high-grade low-sulphide mineralization situated about 30 to 50 meters below the base metal and PGE-bearing massive sulphide mineralization.

Jaime Lavigne, P.Geo., a Qualified Person, updated the resource estimate to include last year’s 116 resource definition diamond drill holes and 20 additional geotechnical holes. A total of 359 exploratory drill holes have been drilled to date.

The 2007 mineral resource estimate forms the basis of evaluation studies currently being undertaken by Scott Wilson Roscoe Postle Associates Ltd. (“SWRPA”).

Previous drilling programs in the West Zone footwall had intercepted high grade platinum assays below the massive sulphides. The Company commenced a drilling program in September to obtain more information regarding high grade platinum intercepts in the West Zone footwall. The program finished in December with 19 holes being completed. The lack of drill crews and equipment breakdowns resulted in fewer meters being drilled than were planned. All core has been logged, cut, sampled and these samples have been sent to laboratories to obtain analytical results. In December 2007 the company press released the first five holes of this drill program, and received the remaining assay results in January 2008, which were press released on February 25, 2008. The assay results from the first five holes identified significant intervals and grades of platinum and palladium at the Main West Zone. Intersections of platinum grades in excess of an ounce per tonne indicate a very strong mineralizing event.

The Company intends to follow up on the potential of high-grade platinum intercepts in the West Zone footwall drilling during an April 2008 drilling program.

WEST ZONE INDICATED RESOURCES
MAIN WEST ZONE	Tonnes (Mt)	Ni (%)	Cu (%)	Co (%)	Pt (gpt)*	Pd (gpt)*
Pit Area:	8.3	0.71	0.93	0.08	0.24	1.57
Underground:	7.0	0.70	1.17	0.08	0.32	1.74
Total Indicated Resources	15.3	0.71	1.04	0.08	0.28	1.64
PROPERTY-WIDE INFERRED RESOURCES
ALL ZONES	Tonnes (Mt)	Ni (%)	Cu (%)	Co %	Pt (gpt)*	Pd (gpt)*
Main West Zone Pit Area	3.4	0.59	0.71	0.07	0.15	1.20
Main West Zone Underground	1.3	0.64	1.19	0.07	0.36	1.73
Extension West Zone	14.7	0.71	1.23	0.08	0.31	1.88
East Zone	9.5	0.65	0.75	**	**	**
Total Inferred Resources	28.9	0.67	1.01	0.08	.28	1.75

Notes:		Mt = millions of tonnes
	*	gpt = grams per metric tonne
	**	Platinum, palladium, and cobalt grades were not estimated for the East Zone as the East Zone contains a higher proportion of historical INCO holes for which cobalt or individual platinum or palladium grades have not been determined.

All dollar values are in Canadian dollars unless otherwise indicated

Semi-massive to massive sulphides containing nickel, copper, platinum, palladium, and cobalt occur in lenses intercepted in drill hole intersections over the 15.5 kilometre east-west strike length across the Ferguson Lake property. For the purposes of the current resource estimates, three separate domains  of resources are quantified. On the east side of Ferguson Lake, sulphide mineralization occurs at surface and at depth in the East Zone that now incorporates the various historical zones known as East  Zone I, East Zone II, M Zone and Pointed Lake. On the west side of Ferguson Lake, West Zone sulphide mineralization occurs at surface and at depth in the Main West Zone and at depth along the Extension West Zone. The Main West Zone consists of a strike length of 2.7 kilometres while the Extension West Zone completes the 4.1 kilometres of continuous mineralization of the West Zone.

Drill spacing in the East Zone and Extension West Zone is irregular and comparatively widely spaced and as such limits the interpretation of geological continuity of massive sulphide. Resources in the East and West Extension Zones have been estimated using the cross-sectional polygonal method and have been classified as inferred mineral resources. The resource cutoff for the East Zone and Extension West Zone is based on economic and operating values and parameters as described below for the Main-West Zone resource estimate.

Mineralization in the Main West Zone occurs over a strike length of 2.7 kilometres and plunges to the west.    Drill spacing is variable in the Main West Zone including a detailed area where the drilling is at 25 meter spacing (Pit Area) to a maximum of 100 metre drill hole spacing.    The density of drill hole data from the Main West Zone supports the geological interpretation for the basis of the mineral resource estimation.    The Main-Zone Pit Area has been the subject of a detailed geostatistical resource estimation study, and is the area from which historical indicated mineral resources have been estimated and quoted.

Mineralization in the Main West Zone occurs as a number of stacked sheets or lenses of massive sulphide with an East-West strike and moderate north dip.    For the purposes of geological interpretation, model building and subsequent resource estimation, only samples containing 50% or more sulphide (i.e. sulphide abundance generally logged by one-metre sample-interval-by-sample-interval basis) were used to determine massive sulphide intersections.    A total of 56 lenses and sheets of variable dimension have been interpreted across the Main-West Zone. Two block models have been created to estimate the resources in the Main-West Zone: one block model to estimate potentially open pitable resources from surface to a vertical depth of 250 metres and the second to estimate potential underground resources at depths greater than 250 metres.    The geological interpretation and block model resource estimation procedures utilized for the Main-West Zone (and the East and Extension West Zones) conform to industry best practices, CIM Definitions and Standards, and National Instrument 43-101.    Previous geostatistical studies, as well as new statistical and geostatistical analyses, were utilized for block grade estimation.    Block density was estimated from a specific gravity - metal grade regression relationship that was established from the determination of specific gravity of 1,342 diamond drill core samples.

Fall 2007 PGE Drill Results From Ferguson Lake

During the fall of 2007 the company completed a 19 hole drill program in the Main West Zone of Ferguson Lake. This initiative targeted the low-sulphide, PGE style of mineralization hosted in the Ferguson Lake Sulphide Intrusive Complex. This potential high-grade, low-sulphide mineralization was identified along strike during previous drilling. It is situated approximately 30 to 50 metres below the PGE-bearing massive sulphide Main West Zone lenses in the footwall gabbro unit. The massive sulphide base metal/PGE resource that is currently identified and qualified in Starfield’s NI 43-101 compliant July 2007 filing did not include this deeper, unique PGE mineralization.

On February 25, 2008 the Company released complete fire-assay results from this platinum group element (PGE) drill program. The results were very encouraging and showed some high concentrations of PGEs. The data indicates significant mineralization at previously under-explored depths.

All dollar values are in Canadian dollars unless otherwise indicated

Two areas where previous drilling had identified the potential high grade, low sulphide PGE were chosen as prospective targets to test the footwall mineralized horizon in greater detail. The true width is still not known. This high-grade, low-sulphide PGE footwall zone will be the main focus of the Company’s 2008 drilling program, with continued closely spaced drilling, both up and down dip and along strike.

On March 13, 2008 the Company announced results of check assays and rhodium assays of this diamond drilling program. The check assays for platinum and palladium verified the prior results and three intersections assayed positive for rhodium, as follows:

▪	A 1.35 metre thick interval from hole FL07-363 assayed 0.012 grams per tonne of rhodium from a depth of 142.95 metres to 144.30 metres.
▪	A 0.75 metre thick interval from hole FL07-374 assayed 0.009 grams per tonne of rhodium from a depth of 254.00 metres to 254.75 metres.
▪	A 1.09 metre thick interval from hole Fl07-379 assayed 0.021 grams per tonne rhodium from a depth of 185.35 metres to 186.44 metres.

Previous drilling has identified the presence of rhodium; hole FL02-132 contained a 0.1-metre interval assaying 2.58 grams per tonne. The indications of rhodium at Ferguson Lake were considered to be significant because of the very strong price of this commodity. At the time of the release the price of Rhodium was US$9,380 per ounce, which is equivalent to just over US$300 per gram. The check assays also assayed positive for minor amounts of gold, averaging approximately 0.01 grams per tonne.

Scoping Study Confirms Economic Potential of Ferguson Lake Project

On March 20, 2008 the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut, completed by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA).

Highlights of this scoping study are as follows:

▪	CDN$1.94 billion pre-tax NPV (at a 10% discount rate) at March 17, 2008 prices of US$14.25 nickel and US$3.75 copper, and a pre-tax IRR of 27%;
▪	Production anticipated at 27.5 million lbs. nickel, 43.6 million lbs. copper, and 2.9 million lbs. cobalt annually;
▪	Resources sufficient to enable operations through 2030;
▪	Capital costs estimated to be CDN$1.35 billion; and
▪	Hydromet process allowing for very economical operations by northern standards with byproduct electrical power generation

The company was extremely pleased that the scoping study indicated a very viable project at Ferguson Lake, without even considering the PGE potential. The scoping study was completed to the highest standards using very conservative estimates, which will allow the Company to bypass a prefeasibility study and go directly to a full feasibility study that would be expected to be completed in early 2010.

The study did not include the East Zone, which contains 9.5 million tonnes, due to insufficient diamond drilling and grade information. Also not included was the potential of the low-sulphide, PGE style of mineralization hosted in the sulphide intrusive complex. The study also did not address the potential sale of excess electrical power or the potential sale of other by-products such as iron oxide.

The scoping study was prepared under the supervision of Graham Clow, P.Eng., Managing Director of Scott Wilson RPA of Toronto, who is an Independent Qualified Person as defined under NI 43-101, and is based on Starfield’s most recent NI 43-101 report completed by Independent Qualified Persons John Nicholson, P. Geo. FRGS, Jamie Lavigne, P Geo. M.Sc, and Bryn Harris, B.Sc, Ph. D. FCIM, FIMMM, C.Eng., as filed on SEDAR on July 15, 2007.

All dollar values are in Canadian dollars unless otherwise indicated

The scoping study was based on the following general assumptions:

▪	Indicated Resources of 15.3 million tonnes grading 0.71% nickel, 1.04% copper, 0.08% cobalt, and Inferred Resources of 19.4 million tonnes grading 0.68% nickel, 1.13% copper, and 0.08% cobalt;
▪	Ore production rate of 6,000 tonnes per day, or 2.1 million tonnes per year;
▪	Initial mining of 1.8 million tonnes from an open pit at 3,000 tonnes per day;
▪	Total mine production and metallurgical plant feed of 34.2 million tonnes grading 0.60% nickel, 0.95% copper, and 0.07% cobalt;
▪	Grinding facilities at Ferguson Lake;
▪	285 km slurry pipeline to the processing plant site in Ranklin Inlet;
▪	Port and ship loading facilities at Rankin Inlet;
▪	Average annual production of 27.5 million lbs. of nickel, 43.6 million lbs. of copper, 2.9 million lbs. of cobalt, and 1.6 million tonnes of sulphuric acid;
▪
Base case model utilized prices of US$8.00 per pound nickel, US$2.00 per pound copper, US$25.00 per pound cobalt, and US$80 per ton sulphuric acid, which resulted in a pre-tax IRR of 13.4% and a pre-tax NPV of $321 million at a 10% discount rate; and

▪	Total Met plant feed tonnes and grade to be 34.2 million tonnes grading 0.60% nickel, 0.95% copper, and 0.07% cobalt.

The scoping study showed a very robust pre-tax return on investment of 27% at nickel, copper and cobalt prices at the time of the release. The study’s base case operating cost per tonne processed and per pound of nickel recovered were calculated assuming copper and cobalt as by-product credits against operating costs resulting in an estimated operating cost of CDN$82 per tonne processed and CDN$3.38 per pound of nickel recovered.

The met plant feed of 34.2 million tonnes grading 0.06% nickel, 0.95% copper, and 0.07% cobalt was estimated from 34.3 million tonnes of indicated and inferred resources grading 0.70% nickel, 1.09% copper, and 0.08% cobalt that was presented in Starfield’s 43-101 resource statement filed on SEDAR July 15, 2007, using normal mining dilution factors and typical mining losses such as ore left in crown pillars.

At current nickel and copper prices, the pre tax net present value of the project is $1.943 billion, the pre-tax IRR is 26.9% and the payback period is 3.5 years. The scoping study excludes the impact of the PGE ore. At full production annual cash flow at current market prices for Copper, Nickel and Cobalt will be in excess of $500 million.

Capital costs are estimated to be CDN$1.35 billion. The scoping study was designed to provide the best return on investment and there were no constraints placed on initial capital investment. Capital costs include a large tank farm, development of the Hydromet process, a slurry pipeline (estimated to cost CDN$160 million) and an overhead power transmission line. Capital costs of the project are somewhat higher than originally planned, but are expected to create an operating cost structure that is at the low end of industry standards for northern operations.

The Ferguson Lake project will initially consist of a small open pit mine. Plans call for further development into an underground mine within one year. Infrastructure is to include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry. A 285-km pipeline will transport the slurry from Ferguson Lake to a metallurgical processing plant, near Rankin Inlet. The two facilities will be connected by a 285-km 11 -megawatt power line that follows the same path as the slurry pipeline.

All dollar values are in Canadian dollars unless otherwise indicated

The hydrometallurgical processing plant will extract pure, LME-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at very competitive production costs. Unlike most metallurgical extraction processes, this environmentally friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the massive sulphides to power both the plant and the mine, with some excess electricity  available for potential sale.

The electricity will be produced from steam generated as a result of burning the hydrogen sulphide gas generated from the first stage of leaching. This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam from which to generate the electricity. There is currently a major shortage of sulphuric acid, which is expected to continue for the foreseeable future. Generating power from the ore itself in this manner means that there is no  need to import fuel oil to power the plant, and therefore, that no greenhouse gases are emitted to the atmosphere. Dr. Bryn Harris, B.Sc., Ph.D., FCIM, FIMMM, C.Eng, is the Qualified Person for the hydrometallurgical process.

A substantial amount of planning and innovation went into this study. The Company’s ability to generate its own electricity results in very economical operations, and its proximity to deep water shipping will make it easier for resupply and by-product transportation.

The scoping study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

Fiscal 2009 Diamond Drill and Surface Exploration Program

Significant additional drilling is planned for 2008 to allow a resource estimate for the unique PGE mineralization at Ferguson Lake. In addition, the Company will evaluate its large land holding to determine its value for further expenditures or joint venture opportunities.

Phase 1 of the 2008 exploration program anticipates diamond drilling approximately 15,000 metres between April and September. Of the total, approximately 10,000 metres will be drilled into the low sulphide, high grade PGE Zone to further define the mineralization in the high PGE Zone. The remaining 5,000 metres is designated for the deeper West Zone, just west of the current potential open pit resource, to upgrade more resources to indicated status. In addition, the deeper West Zone drilling will also probe for the presence of low sulphide, high grade PGE mineralization, and a feeder zone.

Phase 2 of the 2008 program provides for 5,000 metres of diamond drilling late in the year. This work is designed to follow up exploration in the West South Zone and to conduct any additional drilling needed to follow up on Phase 1 drilling. Follow up on Phase 1 drilling will take precedence over the West South Zone.

In an effort to further evaluate its extremely large land holding, Starfield will embark on a grassroots surface exploration program this summer to examine the kimberlite and gold potential of the Company’s 207 active claims surrounding the Ferguson Lake project. The potential for kimberlites is indicated by the diamond exploration companies that have staked ground surrounding the Ferguson Lake camp. Starfield also believes there are prospects for gold mineralization in the Archean greenstone belt to the south.

Initially this program will entail the processing of approximately 1,100 20-litre pails containing unsieved till samples taken during the 2005/2006 regional sampling program. Once the samples have been screened to create a 30 kg sample, they will be sent out for mineral extraction, KIM (kimberlite indicator minerals) counts and ICP (inductively coupled plasma) assays, which determine concentrations of up to 70 elements simultaneously.

All dollar values are in Canadian dollars unless otherwise indicated

The second phase of the surface exploration program will consist of follow up sampling around 10 geophysical targets picked from a 2005 VTEM survey done over the area and any follow up needed on the soil samples. This program will be helicopter supported and will consist of samples taken at 50 metre spacing around the targets. If the results of this sampling prove positive, a small-scale drill program to test the targets will be considered for the 2009/2010 season.

Hydrometallurgical Testing Update

On December 19, 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization and the subsequent production of high purity nickel and copper metal from the process solution.

Under the direction of Dr. Bryn Harris, the Company has tested this newly-developed, chloride-based, metallurgical treatment process. The 2006 program has resulted in laboratory recoveries ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt from sulphide core samples. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30  and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

Success of this research program has allowed Starfield to develop a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressures, thus eliminating the need for a pressure leaching system. Additional confirmatory work is in progress, and is being funded by McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Harris (Starfield). The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step. Program progress has resulted in the Natural Sciences and Engineering Research Council (“NSERC”) and the Company jointly continuing to fund  the program.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process.    In 2007 the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using Ferguson Lake massive sulphides. The process circuit’s modular units have been moved and set up at Lakefield’s laboratory facility located in Lakefield, Ontario, and preliminary evaluations of the system are under way - with full scale testing expected in the summer. Dr. Harris and professional hydrometallurgical staff of Lakefield will be managing the project to its completion. The objectives of the project are to demonstrate the continuous operational capability of the plant and the process circuits, and to provide the data necessary to cost and build a larger-scale pilot plant.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process. Additional benchscale work is ongoing. All of these projects are underway or have been completed to support the SWRPA scoping study evaluations of the Ferguson Lake Project.

During the next 18 months the company expects to construct a pilot plant and to process a bulk sample of its ore.

All dollar values are in Canadian dollars unless otherwise indicated

SUMMARY OF QUARTERLY RESULTS

The  following is   a  summary  of selected  financial  data  for  the  Company   for  its  last   eight completed  quarters.

Quarter ended	2008 Feb 29 Q4	2007 Nov 30 Q3	2007 Aug 31 Q2	2007 May 31 Q1	2007 Feb 28 Q4	2006 Nov 30 Q3	2006 Aug 31 Q2	2006 May 31 Q1
Total Revenue	-	-	-	-	-	-	-	-
Net Income (Loss) CDN GAAP	(3,446)	(4,322)	(2,615)	(1,457)	1,101	(647)	(725)	(1,829)
Deferred mineral property costs	2,484	5,209	3,259	2,131	1,850	5,566	5,892	3,790
Basic and Diluted Loss per Share, CDN GAAP	(0.01)	(0.01)	(0.01)	(0.01)	0.01	(0.00)	(0.00)	(0.01)
Weighted avg. number of Shares	298,702	283,364	265,281	211,251	189,474	194,465	194,465	170,886
Note:   the   above   table   is   in   $’000   except   for   loss   per   share   items,   which   are   in   dollars   and   weighted   average   number of shares, which is  in thousands.

SELECTED ANNUAL INFORMATION

	February 29, 2008	February 28, 2007	February 28, 2006
Cash and cash equivalents	10,915	506	2,134
Mineral properties, deferred exploration, and development expenditures	76,664	63,581	46,375
Working capital	10,819	(1,913)	803
Net sales	-	-	-
Loss before other items	13,496	4,763	2,436
Net loss	11,840	2,100	2,695
Loss per share and fully diluted loss per share	(0.04)	(0.01)	(0.02)
Total assets	90,315	65,064	48,923
Total long term financial liabilities	69	185	-
Dividends	-	-	-
Note: The above table is in $’000 except for per share items which are in dollars; these financial statements have been prepared on the basis of accounting principles applicable to a “going concern” which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Twelve Months to February 29, 2008 and to February 28, 2007

During the twelve months ended February 29, 2008, the Company spent $13.2 million (2007 - $17.4 million) on exploration at its 100% owned Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper project.

All dollar values are in Canadian dollars unless otherwise indicated

Deferred Mineral costs incurred in the twelve months ended February 29, were as follows:

	2008 $’000	2007 $’000
Acquisition Costs	190	22
Exploration Costs
Personnel	2,568	2,679
Aircraft support including helicopter moves	3,030	5,048
Diamond drilling	829	3,174
Camp support costs including fuel	4,329	4,221
Analytical and geophysical services	2,137	1,834
Mobilization and demobilization	-	228
	13,083	17,206

Deferred exploration expenditures incurred over the twelve months ended February 29 were $4 million lower than during the corresponding period in 2007. Aircraft support for the period decreased as a result of less regional exploration and decreased drill moves. The company completed 5,912 meters of diamond drilling (2007 -25,023 meters) with a resulting decrease in drilling expenditures. Camp support costs for the period increased primarily as a result of continued construction of the new camp. Analytical costs for the period were lower as a result of fewer drill samples and less related metallurgical testing. Mobilization and demobilization decreased due to less drilling and no movement of the drills across the property.

General and Corporate expenditures incurred in the twelve months ended February 29, 2008, and February 28, 2007, were as follows:

General and Corporate	2008 $’000	2007 $’000
Compensation	1,633	927
Consulting fees	95	235
Directors fees	282	108
Investor relations	383	298
Settlement of investor relations contracts	985	-
Legal and audit	778	449
Rent and office services	421	261
Transfer and regulatory fees	265	149
Travel and conferences	290	686
	5,132	3,113

The twelve months General and Administrative expenses increased over the previous year mainly because of the following:

•	compensation increased as a result of hiring a new CEO, CFO and VP-Operations, as well as costs related to the severance payments to the previous CEO and CFO;
•	consulting fees decreased due to the Company utilizing fewer outside consultants than in the prior year
•
directors fees increased, reflecting the addition of a director, a general fee increase, and the payment of the balance of the fiscal 2007 fees; no director fees were paid in the first quarter of fiscal 2007;

•	settlement of investor relations contracts is the result of shares and warrants issued in order to settle contracts with two companies;

All dollar values are in Canadian dollars unless otherwise indicated

•
legal expenses increased because of preparing collaborative agreements with metallurgical specialists, termination agreements with various suppliers, the successful efforts to obtain a TSX listing, and negotiation of the commercial lease for the Ferguson Lake property. Audit expense was much higher than anticipated due to increased filing requirements, and includes the 2007 income tax return plus the hiring of an interim controller and additional accounting support staff;

•	rent and office increased due to the new Toronto office lease and a short period in the year when the Company was maintaining offices in Vancouver and Toronto;
•
transfer and regulatory fees increased mainly as a result of the completion of a private placement in March 2007 along with incremental listing fees related to being listed on the TSX compared to the TSX Venture; and

•	travel and conference expenses decreased because of significantly reduced domestic and overseas travel and conference attendance.

During the twelve months ended February 29, 2008, the Company granted 16,125,000 stock options (2007 - 9,540,000) to directors, employees and consultants. The Company recognized $8,319 (2007 -$1,645) in stock-based compensation expense, with a corresponding credit to contributed surplus. The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following assumptions: a five year expected term, 87% volatility, risk-free interest rate of 4.22% and an expected dividend yield of 0%. Options vest equally as to one quarter immediately, and after six, twelve, and eighteen months from the date of grant.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

On March 27, 2007, the Company issued 27,142,855 flow-through common shares at a price of $0.28 per share for gross proceeds of $7,600,000 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500,000.  Each unit consists of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.30 per share for a period of 2 years. After four months from the date of issue, in the event that the common shares trade at a closing price of greater than $0.375 per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given by the Company.  On August 28, 2007, the Company exercised its acceleration right in accordance with the terms outlined above.

The Agents received a cash commission fee of $910,000 and, in addition, the Company issued 4,062,499 non-transferable broker warrants to Westwind Partners Inc. with each broker warrant entitling the holder to buy one Common Share at $0.24. The broker warrants are exercisable, in whole or in part, for a period of 24 months following the Closing Date; however, the broker warrants are also subject to the same acceleration feature as the Warrants that were issued to the investors in the Offering.

In recognition of certain contractual commitments that had been made by the Company in regard to past financings where capital market services were provided to the Company by Max Capital Markets Ltd. (“Max Capital”), the Company also issued 507,500 warrants to Max Capital along with cash consideration of $142,100. Each one of these warrants entitle Max Capital to buy a Common Share at $0.24 for a period of 24 months following the Closing Date (subject to the same expiry date acceleration feature as the Warrants that were issued to the investors in the Offering).

All dollar values are in Canadian dollars unless otherwise indicated

Starfield is using the proceeds from the Offering for general exploration expenditures and general working capital purposes.

On September 5, 2007, the Company issued 150,000 common shares and 800,000 warrants to settle  and terminate previously signed investor relations services contracts. Each warrant entitles the holder to acquire one common share at an exercise price of $1.67 per share for a period of 5 years. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: 4.27% risk-free interest rate, 5 year expected life, 60% annualized volatility, and 0% dividend rate.

Since Starfield  is a junior resource exploration company, it does not have the  ability to generate significant amounts of  cash and cash equivalents in  the  short term. To maintain the Company's capacity to meet planned growth or to fund further development  activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.

As at February 29, 2008, Starfield had $10.9 million in cash (2007: $0.5 million) and a working capital of $10.8 million, (2007: a deficiency of $1.9 million). The increase in cash and working capital is a reflection of the private placement in May 2007 along with proceeds received on the exercise of options and warrants throughout the year.

There are 800,000 warrants outstanding (2007: 22,202,152) at a weighted average exercise price of  $1.67, which, if fully exercised, would raise $1.3 million (2007: $15.3 million).

There are also 19,957,500 share purchase options outstanding (2007: 19,115,000) with a weighted average exercise price of $0.96, that would contribute approximately $19.2 million (2007: $7.8   million)  if exercised  in  full.

The Company’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest bearing assets of cash. Accounts payable and accrued liabilities are short-term  and  non-interest  bearing.

As of the date of this report, the Company had approximately $8.5 million in cash which isinvested  in treasury accounts with the Royal Bank of Canada in Toronto.

On April 10, 2008, the Company announced a “best efforts” private placement offering consisting of up to 15,000,000 flow-through common shares at $1.00 per flow-through share and of up to 5,555,556 common shares of the Company at a price of $0.90 per common share for aggregate gross proceeds of up to approximately $20 million.

The completion of this financing is scheduled for May 6, 2008 and is subject to regulatory approvals and customary due diligence procedures.

Other

Starfield  does   not   have  commitments,  events,  risks   or   uncertainties   that   the   Company  reasonably believes  will  materially  affect   the  Company's  future  performance  including losses   before discontinued  operations  and   extraordinary   items.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

All dollar values are in Canadian dollars unless otherwise indicated

As of the date of this MD&A, the Company had entered into the following contractual financial obligations:

Item	Total $’000	Less than 1 year $’000	1-3 years $’000	More than 3 years $’000
Toronto office lease	789	59	543	187
Kivalliq Inuit Association commercial lease	480	96	288	96
Capital leases for equipment	185	116	69	-
Total contractual obligations	1,454	271	900	283

Starfield’s receivables are mainly comprised of GST recoveries.

The  Company   had  no   other  unusual  or  infrequent  events  or   transactions  over  the  past year.

CAPITAL RESOURCES

Other than plans to drill approximately 20,000 metres during fiscal 2009, Starfield has nocommitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's exploration activities or to meet and to fund mineral development activities.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

        Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. Finally, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital.

All dollar values are in Canadian dollars unless otherwise indicated

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

        Competition

The Company competes with many companies that have substantially greater financial and technical resources than the Company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees. Companies actively exploring in the Ferguson Lake area include, amongst others, De Beers Canada Exploration Inc., Kennecott Canada Exploration Inc. and BHP Billiton Diamonds Inc.

        Title Matters

Title to and the area of mining concessions may be disputed. Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

        Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully operate the Ferguson Lake Property. The Company will actively seek financing from time to time to develop the Ferguson Lake project from time to time; however, the availability, amount and timing of this financing is not certain at this time.

        The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations) and it may not achieve its business objectives.

        The Company has No History of Operations

The Company has no history of operations, and is in the early stages of development on its mining property. The Company may experience higher costs than budgeted and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work. Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

All dollar values are in Canadian dollars unless otherwise indicated

        The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the development stage and such development is subject to the risk that previously reported inferred mineralization is not economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

        The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel, The Company does not maintain life insurance for key personnel and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

        The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance.

Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

        There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material and adverse effect on the Company’s business and results of operations.

All dollar values are in Canadian dollars unless otherwise indicated

        The Company may Experience Uncertainty in Marketing the Platinum, Palladium, Nickel, Cobalt, and Copper which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of Platinum, Palladium, Nickel, Cobalt, and Copper. The prices of these metals fluctuate and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods.

        The Company’s Activities are subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
	(i)	Canada Customs and Revenue Agency (taxation)
	(ii)	Canadian Environmental Assessment Agency, Environment Canada (environmental protection)
	(iii)	Natural Resources Canada (land use and conservation)
	(iv)	Dept. of Fisheries and Oceans (land use and conservation)
	(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)
(b)	Government of Nunavut
	(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
	(vii)	Nunavut Planning Commission (land use and conservation)
	(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
	(ix)	Dept. of Finance (taxation)
	(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
	(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
	(xii)	Kivalliq Inuit Association (land use and conservation)
(c)	Kivalliq Designated Inuit Organization
	(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
	(xiv)	Keewatin Regional Land Use Plan (building permitting)
	(xv)	Kivalliq Inuit Association (business licensing)

In addition, the current and future operations of the Company, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Page 17of 21

All dollar values are in Canadian dollars unless otherwise indicated

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reduced levels of production at producing properties, or require abandonment or delays in development of its mining properties.

        The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

        The Company does not Pay Dividends

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

        Supply/Demand Outlook For Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals. The Company also believes that the markets for its primary metals, being Nickel, Copper, Platinum and Palladium, are strong and will continue to be strong for some time. The Company is, however, unable to predict with any certainty future metal prices with any certainty.

TRANSACTIONS WITH RELATED PARTIES

During the year ended February 29, 2008, other than the item discussed below, the Company had no transactions with related parties.

One of the directors of the Company is a major shareholder of Ferguson Simek Clark International, a professional engineering consulting practice specializing in cold climate and remote location projects. During the year ended February 29, 2008, the Company incurred costs of $891,000 with that entity (2007 - $265,000).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

All dollar values are in Canadian dollars unless otherwise indicated

PENDING TRANSACTIONS

To the best of Management’s knowledge, there are no other pending transactions that will materially  affect   the  performance  or  operation of  the  Company.

SIGNIFICANT ACCOUNTING POLICIES

i.        Deferred exploration costs

The costs of exploration are capitalized as incurred, as deferred costs, until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life. During the course of acquiring, exploring and developing potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. To date, no significant disturbances have occurred nor have any physical structures been constructed. Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale.

ii.         Stock based compensation

The Company follows the fair value method of accounting for its stock-based compensation. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model and the associated expense is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

Effective March 1, 2007, the Company adopted the following guidance of the Canadian Institute of Chartered  Accountants' Handbook ("CICA”) Handbook:

Section 1530 - Comprehensive Income. Section 1530 introduces comprehensive income, which is composed of net income and other comprehensive income (OCI). OCI comprises revenues, expenses,  gains and losses that GAAP requires to be included in shareholder’s equity but are excluded from the   calculation of net income. OCI includes unrealized gains and losses on financial assets classified as   available for sale.

Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Section 3865 - Hedges. Section 3865 is applicable when a company chooses to designate a hedging relationship for   accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) “Hedging   Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge  accounting is applied and what disclosures are necessary when it is applies.

The Corporation has evaluated the impact of these new standards and determined that no adjustments are currently required.

All dollar values are in Canadian dollars unless otherwise indicated

Recent Accounting Pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations   of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the quarter ended March 1, 2008 and is considering the impact this will have on the Company's financial statements.

Section 1535, Capital disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose quantitative and qualitative information about its objectives, policies and processes for managing capital.

Section 3862, Financial instruments - disclosures, requires entities to disclose quantitative and qualitative information that enable users to evaluate (a) the significance of financial instruments for the Company’s financial performance, and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement bases used, and the criteria used to determine classification of financial instruments.

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company's financial statements.

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new operations.

OTHER

Shares issued and outstanding

As at April 24, 2008 the Company had 301,201,593 shares issued and outstanding as well as 21.2 million options and 800,000 warrants. The exercise of all outstanding options and warrants would generate proceeds of $21.6 million.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and resource property costs is provided in the Company’s Statement of Operations and the accompanying notes contained in its audited Financial Statements for February 29, 2008 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

Management of the Company is responsible for designing, establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors that the financial statements present fairly the financial position and activities of the Company. However all internal control systems, no matter how well designed, have limitations. Therefore, even a system believed to be effective will only provide reasonable assurance with respect to financial statement preparation and presentation.

All dollar values are in Canadian dollars unless otherwise indicated

The Company’s Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the design of internal control procedures as defined in Multi-lateral Instrument 52-109 and have determined that they provide reasonable assurance with respect to the reliability of the Company’s financial reporting as of February 29, 2008.

In completing their evaluation of the design of the Company’s internal control procedures, the CFO and CEO have concluded that due to growth in size of the Company and the inherent complexity of accounting for some of the Company’s transactions, the Company does not have sufficient specialized knowledge to address certain technical and complicated accounting issues. In order to remediate this issue, the Company will hire, from time to time, consultants and tax advisors who are skilled in the specialized areas of taxation and financial reporting (and who are independent of management and the Company’s auditors) to assist in the preparation of the Company’s tax provision calculations and to assist the Company in its financial reporting with respect to complex accounting issues.

As of the date of this MD&A there were no changes in the Company’s internal controls over financial reporting, other than those discussed above, that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

Approval

The Audit Committee members of Starfield have approved the disclosure contained in this annual MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional  information  relating  to  the   Company   is available   on  SEDAR at www.sedar.com and on the Company’s website at www.starfieldres.com.

Subsequent events

On April 10, 2008, the Company announced a “best efforts” private placement offering consisting of up to 15,000,000 flow-through common shares at $1.00 per flow-through share and of up to 5,555,556 common shares of the Company at a price of $0.90 per common share for aggregate gross proceeds of up to approximately $20 million.

The completion of this financing is scheduled for May 6, 2008 and is subject to regulatory approvals and customary due diligence procedures.

All dollar values are in Canadian dollars unless otherwise indicated